UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Astea International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04622E208

(CUSIP Number)

Alex S. Glovsky, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208	SCHEDULE 13D/A

(1)	Names of Reporting Persons Kinetic Catalyst Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF/WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 178,527

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 178,527

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,527

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 4.97%

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 04622E208	SCHEDULE 13D/A

(1)	Names of Reporting Persons Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 178,527

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 178,527

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 178,527

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 4.97%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 04622E208	SCHEDULE 13D/A

This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items  4 and 5 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2012, as amended by Amendment No. 1 thereto filed with the SEC on May 6, 2013 (collectively, the “Schedule 13D”). Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Kinetic Catalyst Partners LLC acquired the shares of Common Stock that it beneficially owns in the ordinary course of its business of purchasing, selling, trading and investing in securities.

The Reporting Persons’ primary interest is to maximize the value of their investment. To this end, the Reporting Persons continually review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

The Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to  Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 178,527 shares of Common Stock, which represents approximately 4.97%(1) of the issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 178,527 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares.(2)

(1)  Based on 3,587,299 shares of Common Stock outstanding as of November 11, 2013.

(2)  Robert B. Ashton, in his capacity as the Portfolio Manager of Kinetic Catalyst Partners LLC, has the legal power to direct the voting and disposition of the Common Stock beneficially owned by Kinetic Catalyst Partners LLC.

CUSIP No. 04622E208	SCHEDULE 13D/A

(c)  The Reporting Persons have purchased and sold Common Stock on the open market in the last 60 days as follows:

Date	Seller	Type of Transaction	Number of Shares	Price Per Share
January 16, 2014	Robert B. Ashton IRA	Sale	50,000		$3.00
January 30, 2014	Kinetic Catalyst Partners LLC	Sale	1,968		$3.17
February 14, 2014	Kinetic Catalyst Partners LLC	Sale	28,695		$3.50
February 18, 2014	Kinetic Catalyst Partners LLC	Sale	15,371		$3.45
February 18, 2014	Kinetic Catalyst Partners LLC	Gift	26,000	$	N/A

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(e)  As of the date hereof, the Reporting Persons have ceased to be beneficial owners of more than 5% of the issued and outstanding shares of Common Stock.

CUSIP No. 04622E208	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated:  February 18, 2014

KINETIC CATALYST PARTNERS LLC

By:	/s/ Robert B. Ashton
Name: Robert B. Ashton
Title: Portfolio Manager

/s/ Robert B. Ashton
Robert B. Ashton